SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/10/14


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
593,200

8. SHARED VOTING POWER
491,274

9. SOLE DISPOSITIVE POWER
593,200
_______________________________________________________

10. SHARED DISPOSITIVE POWER

491,274

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,084,474 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.95%

14. TYPE OF REPORTING PERSON

IA

1. NAME OF REPORTING PERSON
Bulldog Investors Group of Funds


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
593,200

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
593,200
_______________________________________________________

10. SHARED DISPOSITIVE POWER
0


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
593,200

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.54%


14. TYPE OF REPORTING PERSON

IC
___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
593,200

8. SHARED VOTING POWER
491,274

9. SOLE DISPOSITIVE POWER
593,200
_______________________________________________________

10. SHARED DISPOSITIVE POWER

491,274

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,084,474 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.95%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
593,200

8. SHARED VOTING POWER
491,274

9. SOLE DISPOSITIVE POWER
593,200
_______________________________________________________

10. SHARED DISPOSITIVE POWER

491,274

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,084,474 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.95%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
593,200

8. SHARED VOTING POWER
491,274

9. SOLE DISPOSITIVE POWER
593,200
_______________________________________________________

10. SHARED DISPOSITIVE POWER

491,274

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,084,474 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

11.95%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________
Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #7 to the schedule 13d filed November 22, 2013. Except as specifically set forth herein, the Schedule 13d remains unmodified.

Item 4. PURPOSE OF TRANSACTION
The letter in Exhibit A relates to the Fund's issuance of shares subject to voting restrictions in violation of Section 18(i) of the Investment Company Act of 1940.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on November 8, 2013 there were 9,072,032 shares of common stock outstanding as of 10/31/2013. The percentages set forth herein were derived using such number.Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor. As of January 13, 2013, Bulldog
Investors, LLC is deemed to be the beneficial owner of 1,084,474 shares of SVVC by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 1,084,474 shares of SVVC include 593,200 shares (representing 6.54% of SVVC's outstanding shares) that are beneficially owned by (1) Mr. Goldstein and (2) the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP,
Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, Bulldog Investors Funds). Bulldog Investors Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 1,084,474 shares of SVVC beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 491,274 shares (representing 5.41% of SVVC's outstanding shares).


c) Since the last filing on 1/13/14 the following shares of SVVC were bought:

Date:		        Shares:		Price:
01/13/14		26,851		23.8245

d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 1/14/2014

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

OPPORTUNITY PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

CALAPASAS WEST PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

FULL VALUE SPECIAL SITUATIONS FUND, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

FULL VALUE OFFSHORE FUND, LTD.
By: /s/ Andrew Dakos
Andrew Dakos, Director

FULL VALUE PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

OPPORTUNITY INCOME PLUS FUND, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

MCM OPPORTUNITY PARTNERS, LP
By: /s/ Andrew Dakos
Andrew Dakos, Manager of the GP

Exhibit A:

Full Value Partners L.P.
250 Pehle Ave, Suite 708
Saddle Brook, NJ 07663
(201) 556-0092 // Fax: (201)556-0097 //
pgoldstein@bulldoginvestors.com


January 10, 2013

Kevin Landis
Chairman of the Board of Directors, CEO and President
Firsthand Technology Value Fund, Inc.
150 Almaden Boulevard
Suite 1250
San Jose, CA 95113

Dear Kevin:

Firsthand's Form N-2A filed on November 13, 2013 indicates that, in an "Exchange Agreement" to acquire the assets of IntraOp
Medical, Firsthand issued 515,552 shares of its common stock subject to the following voting restriction:

Section 3. Voting of Subject Shares. During the Agreement Period, the Voting Stockholder agrees that (a) at such time as the Company conducts a meeting of, or otherwise seeks a vote or consent of, the Company Stockholders, the Voting Stockholder shall, or shall cause the holder of record on any applicable record date to, vote the Subject Shares beneficially owned by the Voting Stockholder in favor of, or provide a consent with respect to, any and all actions that a majority of the board of directors of the Company recommends or solicits, and (b) at each meeting of Company Stockholders and in connection with each consent solicitation, the Voting Stockholder shall, or shall cause the holder of record on any applicable record date to, vote the Subject Shares beneficially owned by the Voting Stockholder against, and not provide consents with respect to, any action that a majority of the board of directors of the Company opposes. In the event that a majority of the independent directors (using the definition of "independent director" as set forth in NASDAQ Marketplace Rule 4200(a)(15)) believes that a certain vote would result in a conflict of interest between the Company and the Purchasers (as defined in the Exchange Agreement), such independent directors may designate an independent third party to vote the Subject Shares or submit the matter to a vote of all of the Purchasers, in which case the vote of a majority of such Purchasers shall govern the vote of all of the Purchasers.

Section 18(i) of the Investment Company Act of 1940 Act states, in relevant part, that "[e]xcept as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company...shall be a voting stock and have equal voting rights with every other outstanding voting stock: Provided, That this subsection shall not apply...to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue."

	It appears that Firsthand violated Section 18(i) by issuing 515,552 shares of its common stock that do not "have equal voting rights with every other outstanding voting stock" because, unlike the owners of every other share of outstanding voting stock, the owners of the newly issued stock may not freely vote them. If you believe we are incorrect, please tell us why the issuance of the 515,552 shares of common stock does not violate Section 18(i). Thank you.

 							Warmly,
/S/ Phillip Goldstein

Phillip Goldstein
Principal of the General Partner


cc:	Kelvin Leung, Secretary, Firsthand Technology Value Fund, Inc.
Wendell M. Faria, Paul Hastings
	David Hearth, Paul Hasting
Division of Investment Management, Office of Disclosure and Review